Exhibit 99.2
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of our financial condition and results of operations should be read together with the unaudited condensed consolidated financial statements and the related notes to those statements included as Exhibit 99.1 to this Report on Form 6-K submitted to the Securities and Exchange Commission, or the SEC, on November 3, 2022. We also recommend that you read our discussion and analysis of financial condition and results of operations together with our audited financial statements and the notes thereto, which appear in our Annual Report on Form 20-F for the year ended December 31, 2021 as filed with the Securities and Exchange Commission, or the SEC on March 10, 2022.
We maintain our books and records in pounds sterling, our results are subsequently converted to U.S. dollars and we prepare our consolidated financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, as issued by the Financial Accounting Standards Board, or FASB. All references in this Report on Form 6-K to “$” are to U.S. dollars and all references to “£” are to pounds sterling. Our unaudited condensed consolidated statements of operations and comprehensive loss for the three months ended September 30, 2022 and 2021 have been translated from pounds sterling into U.S. dollars at the rate of £1.00 to $1.1769 and £1.00 to $1.3784, respectively. Our consolidated statements of operations and comprehensive loss and cash flows for the nine months ended September 30, 2022 and 2021 have been translated from pounds sterling into U.S. dollars at the rate of £1.00 to $1.2586 and £1.00 to $1.3848 respectively. Our unaudited consolidated balance sheets as of September 30, 2022 and December 31, 2021 have been translated from pounds sterling into U.S. dollars at the rate of £1.00 to $1.1133 and £1.00 to $1.3510, respectively. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as of that or any other date.
Unless otherwise indicated or the context otherwise requires, all references to “Autolus,” the “Company,” “we,” “our,” “us” or similar terms refer to Autolus Therapeutics plc and its consolidated subsidiaries.
The statements in this discussion regarding our expectations regarding our future performance, liquidity and capital resources and other non-historical statements are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the “Risk Factors” section of our Annual Report and any subsequent reports that we file with the SEC.

Overview
We are a biopharmaceutical company developing next-generation programmed T cell therapies for the treatment of cancer. Using our broad suite of proprietary and modular T cell programming technologies, we are engineering precisely targeted, controlled and highly active T cell therapies that are designed to better recognize cancer cells, break down their defense mechanisms and attack and kill these cells. We believe our programmed T cell therapies have the potential to be best-in-class and offer cancer patients substantial benefits over the existing standard of care, including the potential for cure in some patients.
Since our inception, we have incurred significant operating losses. For the nine months ended September 30, 2022 and 2021, we incurred net losses of $121.9 million and $100.4 million, respectively, and had an accumulated deficit of $643.2 million and $521.3 million as of September 30, 2022 and December 31, 2021, respectively.
As of September 30, 2022, we had cash on hand of $163.1 million. Based on our current clinical development plans, we believe our existing and forecasted cash and cash equivalents will be sufficient to fund our current and planned operating expenses and capital expenditure requirements through at least the next twelve months from the date of issuance of our unaudited condensed consolidated financial statements.

Recent Developments

Key Pipeline Programs:

•Obecabtagene autoleucel (obe-cel) in relapsed / refractory (r/r) adult ALL – The FELIX Trial
◦The pivotal FELIX Phase 2 clinical trial is on track to report initial results in Q4 2022. Autolus plans to present FELIX Phase 2 data at a medical conference in mid-2023. Assuming a positive outcome from the FELIX trial, the Company expects the data to form the basis of a Biologics License Application (BLA) submission for obe-cel to the FDA at the end of 2023.

•Obe-cel in r/r adult ALL patients – ALLCAR19 Trial
◦In collaboration with University College London (UCL), Autolus expects to present long term follow-up data from the Phase 1 ALLCAR19 trial in Q4 2022 at the 2022 ASH meeting, to be held December 10-13, 2022. Abstracts will be online November 3, 2022 at 09:00 am ET/1:00 pm GMT.

•Obe-cel in r/r B-NHL patients – ALLCAR19 Extension Trial
◦In collaboration with UCL, patients continue to be enrolled into the Phase 1 ALLCAR19 extension trial. Data were presented at the European Hematology Congress (EHA) in June 2022, and longer-term follow up will be presented at the 2022 ASH meeting in December. Abstracts will be online November 3, 2022 at 09:00 am ET/1:00 pm GMT.

•Obe-cel in Primary CNS Lymphoma patients – CAROUSEL Trial
◦In collaboration with UCL, patients continue to be enrolled into the Phase 1 CAROUSEL trial. Data were presented at EHA in June 2022 - and longer-term follow up data is planned in 2023.

•AUTO1/22 in pediatric ALL patients – CARPALL Trial
◦In collaboration with UCL, patients continue to be enrolled into the AUTO1/22 Phase 1 CARPALL trial. Data were presented at EHA in June 2022, and longer-term follow up data will be presented at the 2022 ASH Meeting in December. Abstracts will be online November 3, 2022 at 09:00 am ET/1:00 pm GMT.

•AUTO4 in T Cell Lymphoma patients – LibrA T1 Trial
◦Autolus has optimized the manufacturing process for AUTO4, and is currently enrolling additional patients into the trial to test this manufacturing change. Data were presented at EHA in June 2022, and longer-term follow up data will be presented at the 2022 ASH Meeting in December. Abstracts will be online November 3, 2022 at 09:00 am ET/1:00 pm GMT.

•AUTO8 in Multiple Myeloma – MCARTY Trial
◦In collaboration with UCL, patients continue to be enrolled into the AUTO8 Phase 1 clinical trial, with first data expected in H2 2023.

•AUTO6NG in Neuroblastoma - MCARGD2 Trial
◦In collaboration with UCL, the first patient is expected to be dosed in the Phase 1 MCARGD2 clinical trial in H1 2023, with initial data expected towards the end of 2023.

Key Operational Updates during Q3 2022

•The build phase of the Company’s new 70,000 square foot commercial manufacturing facility in Stevenage, UK has continued to progress on track with the planned schedule during Q3 2022, with Phase 1 of the buildout scheduled to complete in Q4 2022. This first phase includes the first of three cell product commercial manufacturing clean rooms in Stevenage. Final equipment installations and qualification by Autolus are on track for the commencement of Good Manufacturing Practice (GMP) operations in H2 2023. This facility has been designed for a capacity of 2,000 batches per year with the option to expand capacity as needed.

•Autolus is on schedule to complete the development work and report generation for the Chemistry Manufacturing and Controls (CMC) package planned to be submitted to the FDA. All work including process qualification activities in the new Stevenage facility are on track for submission of a BLA by the end of 2023.

Post Period End:
In October 2022, Autolus announced a new collaboration with Bristol Myers Squibb, and the exercise of an option by Moderna under an existing license and option agreement announced in August 2021. These two technology deals underscore the scientific capabilities and expertise at Autolus.
•Bristol Myers Squibb entered into a licensing agreement with Autolus for access to the Company’s proprietary RQR8 rituximab-induced safety switch for incorporation into a set of selected cell therapy programs, in return for an upfront payment, with potential for near term option exercise fees and development milestone payments plus royalties. Safety switches form part of Autolus’ industry-leading suite of cell programming modules that are designed to provide precise targeting, controlled, enhanced and sustained CAR T activity in a hostile tumor microenvironment.

•Moderna exercised an option on one of the proprietary binders being developed against an undisclosed immuno-oncology target for the delivery of pioneering messenger RNA (mRNA) therapeutics, in return for an upfront payment, development and commercial milestone payments for each product successfully commercialized, as well as royalties on net sales of all products commercialized under the agreement. This license option stems from a deal announced on August 2, 2021.
COVID-19 impact on our business
While we have not experienced any significant financial impact to date as a result of the ongoing coronavirus 2019 (“COVID-19”) pandemic, the overall disruption caused by the COVID-19 pandemic on global healthcare systems, and the other risks and uncertainties associated with the pandemic, could cause our business, financial condition, results of operations and growth prospects to be materially adversely affected.
We implemented a COVID-19 surveillance testing program available to Company staff who work on-site at our U.K. facilities to minimize the spread of COVID-19 pandemic within the Company. We continue to track COVID-19 developments in Europe and the United States closely for their potential impact on our clinical trial sites, contract research organizations, logistics and supply chain to ensure we can continue to maintain clinical trial conduct and data integrity. As the patients in our clinical trials are severely immune suppressed as a consequence of their underlying disease and the treatment they receive in the trials, we are also monitoring other transmissible infectious diseases, including influenza.
We are not aware of any specific event or circumstance that has impacted on our operations in a manner which would require us to update our estimates, judgments or revise the carrying value of our assets or liabilities during the three and nine months ended September 30, 2022. However, these estimates may change, as new events occur and additional information is obtained, relating to the COVID-19 pandemic or otherwise. Changes in estimates would be recognized in the unaudited condensed consolidated financial statements as soon as they become known.
Components of Our Results of Operations
Grant Income
Grant income consists of proceeds from government research grants used to perform specific research and development activities. We recognize grant income over the period in which we recognize the related costs covered under the terms and conditions of the grant. We have received grants from the U.K. government, which are repayable under certain circumstances, including breach or noncompliance with the terms of the grant. For grants with refund provisions, we review the grant to determine the likelihood of repayment. If the likelihood of repayment of the grant is determined to be remote, then the grant is recognized as grant income. We have concluded that the likelihood of any repayment events included in our current grants is remote.
License Revenue
We account for our revenue pursuant to the provisions of Accounting Standards Codification, or ASC Topic 606, Revenue from Contracts with Customers (“ASC Topic 606”).
We have no products approved for commercial sale and have not generated any revenue from commercial product sales. The total revenue to date has been generated principally from license agreements. As of September 30, 2022, we have entered into various license agreements which included non-refundable upfront license fees, options for future commercial licenses, payments based upon achievement of clinical development and regulatory objectives, payments based upon achievement of certain levels of product sales, and royalties on product sales.

In determining the appropriate amount of revenue to be recognized as we fulfill our obligations under our agreements, we perform the following steps: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations based on estimated selling prices; and (v) recognition of revenue when (or as) we satisfy each performance obligation.
License Fees and Multiple Element Arrangements
If a license to our intellectual property is determined to be distinct from the other performance obligations identified in the arrangement, we recognize revenues from non-refundable, upfront fees allocated to the license at such time as the license is transferred to the licensee and the licensee is able to use, and benefit from the license. For licenses that are bundled with other promises, we utilize judgment to assess the nature of the combined performance obligations to determine whether the combined performance obligations are satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress for purposes of recognizing revenue from non-refundable, upfront fees. We evaluate the measure of progress each reporting period and, if necessary, adjust the measure of performance and related revenue recognition.
Appropriate methods of measuring progress include output methods and input methods. In determining the appropriate method for measuring progress, we consider the nature of service that we promise to transfer to the customer. When we decide on a method of measurement, we will apply that single method of measuring progress for each performance obligation satisfied over time and will apply that method consistently to similar performance obligations and in similar circumstances.
Customer options
If an arrangement is determined to contain customer options that allow the customer to acquire additional goods or services, the goods and services underlying the customer options that are not determined to be material rights are not considered to be performance obligations at the outset of the arrangement, as they are contingent upon option exercise. We evaluate the customer options for material rights, or options to acquire additional goods or services for free or at a discount. If the customer options are determined to represent a material right, the material right is recognized as a separate performance obligation at the outset of the arrangement. We allocate the transaction price to material rights based on the relative standalone selling price, which is determined based on any identified discount and the probability that the customer will exercise the option. Amounts allocated to a material right are not recognized as revenue until, at the earliest, the option is exercised.
Contingent Research Milestone Payments
ASC Topic 606 constrains the amount of variable consideration included in the transaction price in that either all, or a portion, of an amount of variable consideration should be included in the transaction price. The variable consideration amount should be included only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The assessment of whether variable consideration should be constrained is largely a qualitative one that has two elements: the likelihood of a change in estimate, and the magnitude thereof. Variable consideration is not constrained if the potential reversal of cumulative revenue recognized is not significant, for example.
If the consideration in a contract includes a variable amount, we will estimate the amount of consideration in exchange for transfer of promised goods or services. The consideration also can vary if our entitlement to the consideration is contingent on the occurrence or non-occurrence of a future event. We consider contingent research milestone payments to fall under the scope of variable consideration, which should be estimated for revenue recognition purposes at the inception of the contract and reassessed ongoing at the end of each reporting period.
We assess whether contingent research milestones should be considered variable consideration that should be constrained and thus not part of the transaction price. This includes an assessment of the probability that all or some of the milestone revenue could be reversed when the uncertainty around whether or not the achievement of each milestone is resolved, and the amount of reversal could be significant.
U.S. GAAP provides factors to consider when assessing whether variable consideration should be constrained. All of the factors should be considered, and no factor is determinate. We consider all relevant factors.
Royalty Revenue
For arrangements that include sales-based royalties, including milestone payments based on the level of sales, and the license is deemed to be the predominant item to which the royalties relate, we recognize revenue at the later of (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied).

Operating Expenses
Research and Development Expenses
Research and development expenses consist of costs incurred in connection with the research and development of our product candidates, which are partially offset by U.K. research and development expenditure tax credits provided by His Majesty’s Revenue & Customs, or HMRC. We expense research and development costs as incurred. These expenses include:
•expenses incurred under agreements with contract research organizations, or CROs, as well as investigative sites and consultants that conduct our clinical trials, preclinical studies and other scientific development services;
•manufacturing scale-up expenses and the cost of acquiring and manufacturing preclinical and clinical trial materials;
•employee-related expenses, including salaries, related benefits, travel and share-based compensation expense for employees engaged in research and development functions;
•expenses incurred for outsourced professional scientific development services;
•costs for laboratory materials and supplies used to support our research activities;
•allocated facilities costs, depreciation and other expenses, which include rent and utilities; and
•upfront, milestone and management fees for maintaining licenses under our third-party licensing agreements.
We recognize external development costs based on an evaluation of the progress to completion of specific tasks using information provided to us by our service providers.
General and Administrative Expenses
General and administrative expenses consist primarily of salaries, related benefits, travel and share-based compensation expense for personnel in executive, finance, legal and other administrative functions. General and administrative expenses also include allocated facility-related costs, patent filing and prosecution costs and professional fees for marketing, insurance, legal, consulting, and accounting and audit services.
We anticipate that our general and administrative expenses may increase in the future as we increase our headcount to support the planned development of our product candidates. We anticipate continued increased costs associated with being a public company listed in the United States, including accounting, audit, legal, regulatory and compliance expenses associated with maintaining compliance with Nasdaq listing rules and SEC requirements, director and officer insurance premiums, and higher investor and public relations costs.
Additionally, if we believe a regulatory approval of one of our product candidates appears likely, we anticipate an increase in payroll and third party expense as a result of our preparation for commercial operations, especially as it relates to the sales and marketing of our product candidate.
Other (expense) income, net
Other (expense) income, net consists primarily of foreign currency transaction gains (losses), sublease income, gains and losses recognized on termination of leases, and lease incentives, net.
Interest Expense
Interest expense consists primarily of non-cash interest arising from amortization of the liability related to the sale of future royalties and sales milestones using the effective interest rate method.

Income Tax Benefit
We are subject to corporate taxation in the United Kingdom, United States, Germany and Switzerland. Due to the nature of our business, we have generated losses since inception. Our income tax benefit recognized represents the sum of the research and development tax credits recoverable in the United Kingdom and income tax payable in the United States.
As a company that carries out extensive research and development activities, we benefit from the U.K. research and development tax credit regime under the scheme for small or medium-sized enterprises, or SMEs, and also claim a Research and Development Expenditure Credit, or RDEC, to the extent that our projects are grant funded. Under the SME regime, we are able to surrender some of our trading losses that arise from our qualifying research and development activities for a cash rebate of up to 33.35% of such qualifying research and development expenditure. The net tax benefit of the RDEC reflected in our financial statements for the three and nine months ended September 30, 2022 was 10.5%. We currently meet the conditions of the SME regime, but also can make claims under the RDEC regime to the extent that our projects are grant funded.
Un-surrendered U.K. losses may be carried forward indefinitely to be offset against future taxable profits, subject to numerous utilization criteria and restrictions. The amount that can be offset each year is limited to £5.0 million plus an incremental 50% of United Kingdom taxable profits. After accounting for tax credits receivable, we had accumulated tax losses for carry forward in the U.K. of $288.9 million as of September 30, 2022. No deferred tax assets are recognized on our U.K. losses and tax credit carryforwards because there is currently no indication that we will make sufficient taxable profits to utilize these tax losses and tax credit carryforwards. We carry a $2.4 million deferred tax asset balance related to the U.S. entity. We have recorded a valuation allowance against the net deferred tax asset where the recoverability due to future taxable profits is unknown. The UK government announced that the rate of corporation tax would increase to 25% in 2023, with lower rates and tapered relief to be applied to companies with profits below £250,000.
In the event we generate revenues in the future, we may benefit from the United Kingdom “patent box” regime that allows profits attributable to revenues from patents or patented products to be taxed at an effective rate of 10%.
Value Added Tax, or VAT, is broadly charged on all taxable supplies of goods and services by VAT-registered businesses. Under current rates, an amount of 20% of the value, as determined for VAT purposes, of the goods or services supplied is added to all sales invoices and is payable to HMRC. Similarly, VAT paid on purchase invoices is generally reclaimable from HMRC.

Results of Operations
Comparison of Three Months Ended September 30, 2022 and 2021
The following table summarizes our results of operations for the three months ended September 30, 2022, and 2021 (in thousands):

	Three Months Ended September 30,
	2022	2021	Change
Grant income	$—	$236	$(236)
License revenue	2,369	—	2,369
Operating expenses:
Research and development	(37,632)	(32,292)	(5,340)
General and administrative	(8,231)	(8,299)	68
Total operating expenses, net	(43,494)	(40,355)	(3,139)
Other (expense) income:
Other (expense) income, net	(3,740)	951	(4,691)
Interest income	165	28	137
Interest expense	(1,850)	—	(1,850)
Total other (expense) income, net	(5,425)	979	(6,404)
Net loss before income tax	(48,919)	(39,376)	(9,543)
Income tax benefit	6,152	5,385	767
Net loss attributable to ordinary shareholders	$(42,767)	$(33,991)	$(8,776)

Grant Income
There was no grant income recognized for the three months ended September 30, 2022 as compared to $0.2 million in reimbursable expenditures for the same period in the prior year.
License Revenue
License revenue increased to $2.4 million for the three months ended September 30, 2022, primarily due to Moderna, exercising its option to license certain of our technology, resulting in us recognizing $2.2 million, net of foreign exchange differences. During the three months ended September 30, 2021, we did not recognize any license revenue.
Research and Development Expenses
The following tables provide additional detail on our research and development expenses (in thousands):

	Three Months Ended September 30,
	2022	2021	Change
Direct research and development expenses
B cell malignancies (Obe-cel, AUTO1/22 & AUTO3)	$13,487	$8,165	$5,322
Other projects (AUTO4, AUTO5, AUTO6, AUTO7 & AUTO8)	398	1,002	(604)
Total direct research and development expense	$13,885	$9,167	$4,718

Indirect research and discovery expense and unallocated costs:
Personnel related (including share-based compensation)	13,859	11,905	1,954
Indirect research and development expense	9,888	11,220	(1,332)
Total research and development expenses	$37,632	$32,292	$5,340
Research and development expenses increased by $5.3 million to $37.6 million for the three months ended September 30, 2022 from $32.3 million for the three months ended September 30, 2021 primarily due to:
•an increase of $3.6 million in clinical costs and manufacturing costs primarily relating to our obe-cel clinical product candidate,
•an increase of $2.0 million in salaries and other employment related costs including share-based compensation expense, which was mainly driven by an increase in the number of employees engaged in research and development activities,
•an increase of $0.8 million in legal fees and professional consulting fees in relation to our research and development activities,
•an increase of $0.2 million related to information technology infrastructure and support for information systems related to the conduct of clinical trials and manufacturing operations.
•a decrease of $0.7 million in facilities costs related to the termination and closure of our US manufacturing facility in 2021 and a shift in our overall manufacturing strategy, and
•a decrease of $0.6 million in depreciation and amortization related to property, plant and equipment and intangible assets.
General and Administrative Expenses
General and administrative expenses decreased by $0.1 million to $8.2 million for the three months ended September 30, 2022 from $8.3 million for the three months ended September 30, 2021 primarily due to:
•an increase of $1.0 million in salaries and other employment related costs including share-based compensation expenses, which was mainly driven by an increase in the number of employees engaged in general and administrative activities,
•an increase of $0.1 million in facilities costs due to the increase in space utilized for general and administrative activities,
•a decrease of $1.1 million primarily related to a reduction in directors' and officers' liability insurance premiums, professional fees as well as information technology costs, and
•a decrease of $0.1 million in depreciation and amortization related to property, plant and equipment and intangible assets.

Other (Expense) / Income net
Other (expense) / income, net decreased to an expense of $3.7 million from an income of $1.0 million for the three months ended September 30, 2022 and 2021, respectively. The decrease of $4.7 million is primarily due to the weakening of the pound sterling relative to the U.S. dollar exchange rate during the three month period.
Interest expense
Interest expense increased to $1.9 million for the three months ended September 30, 2022 and relates primarily to the liability related to sales of future royalties and sales milestones which arose upon our entry into the strategic collaboration and financing agreement with Blackstone, in November 2021. There was no interest expense during the comparable period in 2021.
Income Tax Benefit
Income tax benefit increased by $0.8 million to $6.2 million for the three months ended September 30, 2022 from $5.4 million for the three months ended September 30, 2021 due to an increase in qualifying research and development expenditures for the quarter.

Comparison of Nine Months Ended September 30, 2022 and 2021
The following table summarizes our results of operations for the nine months ended September 30, 2022, and 2021 (in thousands):

	Nine Months Ended September 30,
	2022	2021	Change
Grant income	$166	$643	$(477)
License revenue	2,369	1,507	862
Operating expenses:
Research and development	(109,806)	(95,154)	(14,652)
General and administrative	(24,487)	(24,274)	(213)
Loss on disposal of leasehold improvements	—	(672)	672
Total operating expenses, net	(131,758)	(117,950)	(13,808)
Other (expense) income:
Other expense, net	(4,214)	(59)	(4,155)
Interest income	282	113	169
Interest expense	(5,448)	—	(5,448)
Total other (expense) income, net	(9,380)	54	(9,434)
Net loss before income tax	(141,138)	(117,896)	(23,242)
Income tax benefit	19,250	17,466	1,784
Net loss attributable to ordinary shareholders	$(121,888)	$(100,430)	$(21,458)

Grant Income
Grant income decreased to $0.2 million for the nine months ended September 30, 2022 as compared to $0.6 million for the nine months ended September 30, 2021. The decrease in grant income of $0.4 million was related to a decrease in reimbursable expenditures.
License Revenue
License revenue increased to $2.4 million for the nine months ended September 30, 2022, primarily due to Moderna exercising its option to license certain of our intellectual property resulting in us recognizing $2.2 million, net of foreign exchange differences. During the nine months ended September 30, 2021, we recognized $1.5 million of license revenue relating to the grant of this license option to Moderna.

Research and Development Expenses
The following tables provide additional detail on our research and development expenses (in thousands):

	Nine Months Ended September 30,
	2022	2021	Change
Direct research and development expenses
B cell malignancies (Obe-cel, AUTO1/22 & AUTO3)	$34,880	$19,869	$15,011
Other projects (AUTO4, AUTO5, AUTO6, AUTO7 & AUTO8)	2,046	3,409	(1,363)
Total direct research and development expense	$36,926	$23,278	$13,648

Research and discovery expense and unallocated costs:
Personnel related (including share-based compensation)	40,349	36,707	3,642
Indirect research and development expense	32,531	35,169	(2,638)
Total research and development expenses	$109,806	$95,154	$14,652

Research and development expenses increased by $14.7 million to $109.8 million for the nine months ended September 30, 2022 from $95.2 million for the nine months ended September 30, 2021 primarily due to:
•an increase of $11.6 million in clinical costs and manufacturing costs primarily relating to our obe-cel clinical product candidate,
•an increase of $3.6 million salaries and other employment costs including share-based compensation expense, which is mainly driven by an increase in the number of employees engaged in research and development activities,
•an increase of $1.8 million in legal fees and professional consulting fees in relation to our research and development activities,
•an increase of $0.4 million related to information technology infrastructure and support for information systems related to the conduct of clinical trials and manufacturing operations,
•a decrease of $2.0 million in facilities costs related to the termination and closure of our US manufacturing facility in 2021 and a shift in our overall manufacturing strategy,
•a decrease of $0.4 million in depreciation and amortization related to property, plant and equipment and intangible assets, and
•a decrease of $0.3 million in cell logistics costs.
General and Administrative Expenses
General and administrative expenses increased by $0.2 million to $24.5 million for the nine months ended September 30, 2022 from $24.3 million for the nine months ended September 30, 2021 due primarily due to:
•an increase of $2.0 million, in salaries and other employment costs including share-based compensation expenses, is mainly driven by an increase in the average number of employees engaged in general and administrative activities,
•an increase of $0.5 million in legal fees and professional consulting fees in relation to our general and administrative activities,
•an increase of $0.3 million primarily related to information technology costs,
•a decrease of $1.6 million of commercial preparation costs due to the timing of related activities,
•a decrease of $0.6 million in facilities costs related to the termination of certain lease agreements in the prior year, and
•a decrease of $0.4 million in depreciation and amortization related to property, plant and equipment and intangible assets.
Loss on Disposal of Leasehold Improvements
There were no disposals of leasehold improvements for the nine months period ended September 30, 2022. For the nine months ended September 30, 2021, we incurred a loss on disposal of leasehold improvements of $0.7 million related to the leasehold improvements no longer being utilized in the facility in White City, London.

Other expense, net
Other expense net, increased by $4.1 million to $4.2 million for the nine months ended September 30, 2022 from $0.1 million for the nine months ended September 30, 2021. During the nine months ended September 30, 2022 there was a strengthening of the U.S. dollar exchange rate relative to the pound sterling resulting in a net foreign exchange loss of $4.4 million offset by an increase of $0.2 million in sublease rental income. This compares to the nine months ended September 30, 2021 where there was a foreign exchange loss of $2.2 million offset by a gain on lease terminations of $2.0 million and other income of $0.1 million
Interest expense
Interest expense increased to $5.4 million for the nine months ended September 30, 2022 and relates to the liability related to sales of future royalties and sales milestones which arose upon our entry into the strategic collaboration and financing agreement with Blackstone, in November 2021. There was no interest expense during the comparable period in 2021.
Income Tax Benefit
Income tax benefit increased to $19.3 million for the nine months ended September 30, 2022 from $17.5 million for the nine months ended September 30, 2021 due to an increase in qualifying research and development expenditures for the period.
Liquidity and Capital Resources
Since our inception, we have not generated any commercial product revenue and have incurred operating losses and negative cash flows from our operations. We expect to incur significant expenses and operating losses for the foreseeable future as we advance our product candidates through preclinical and clinical development, and seek regulatory approval and pursue commercialization of any approved product candidates. We expect that our research and development and general and administrative expenses may increase in connection with our planned research, clinical development and potential commercialization activities. As a result, we will need significant additional capital to fund our operations until such time as we can generate significant revenue from product sales.
We do not currently have any approved products and have never generated any commercial revenue from product sales. We have funded our operations to date primarily with proceeds from government grants, sales of our equity securities, through public offerings and sales pursuant to our at-the market-facility, reimbursable U.K. research and development tax credits and receipts from the U.K. RDEC Scheme, out-licensing arrangements and strategic collaboration and financing agreements. From our inception in 2014 through September 30, 2022, we have raised $822.4 million from these capital sources.
As of September 30, 2022, we had cash on hand of $163.1 million.
Cash Flows
The following table summarizes our cash flows for each of the periods presented:

	Nine Months Ended September 30,
	2022	2021
	(in thousands)
Net cash used in operating activities	$(97,742)	$(108,703)
Net cash used in investing activities	(10,208)	(7,272)
Net cash provided by financing activities	101	136,648
Effect of exchange rate changes on cash and restricted cash	(39,459)	(1,488)
Net (decrease) increase in cash and restricted cash	$(147,308)	$19,185

Net Cash Used in Operating Activities
During the nine months ended September 30, 2022, operating activities used $97.7 million of cash, resulting from our net loss of $121.9 million, and net cash used resulting from changes in our operating assets and liabilities of $5.6 million, partially offset by non-cash charges of $29.8 million. Net cash used in operating activities resulting from changes in our operating assets and liabilities for the nine months ended September 30, 2022 consisted primarily of a $20.5 million increase in prepaid expenses and other current and non-current assets and an increase in accrued expenses and other liabilities of $15.5 million. This cash used was offset by a decrease in accounts payable of $0.1 million and a $0.5 million decrease in right of use assets from amortization and operating lease liabilities, net.
During the nine months ended September 30, 2021, operating activities used $108.7 million of cash, resulting from our net loss of $100.4 million, and net cash used resulting from changes in our operating assets and liabilities of $17.8 million, partially offset by non-cash charges of $9.5 million. Net cash used resulting from changes in our operating assets and liabilities for the nine months ended September 30, 2021 consisted primarily of a $22.4 million increase in prepaid expenses and other current and non-current assets, $1.5 million of which related to license revenue receivable due to the grant of a license in the period, and $16.8 million related to the UK research and development tax credits. There was a increase in accrued expenses and other liabilities of $2.9 million, and a decrease in accounts payable of $0.8 million. This cash used was offset by a decrease in long term deposits of $0.8 million, and a $1.7 million decrease in right of use assets from amortization and lease liabilities, net.
Net Cash Used in Investing Activities
During the nine months ended September 30, 2022 and 2021, we used $10.2 million and $7.3 million, respectively, of cash in investing activities, all of which consisted of purchases of property and equipment.
Net Cash provided by Financing Activities
Net cash received from financing activities amounted to $0.1 million, which was primarily due to the exercise of stock options during the nine months ended September 30, 2022.
During the nine months ended September 30, 2021, net cash provided by financing activities was $136.6 million, consisting primarily of the proceeds from sales pursuant to our Sales Agreement, with Jefferies LLC and our February 2021 follow-on offering, net of issuance costs. There was minimal cash provided by employee stock option exercises.
Funding Requirements
We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we advance the preclinical activities and clinical trials of our product candidates. Our expenses will increase as we:
•seek regulatory approvals for any product candidates that successfully complete preclinical and clinical trials;
•establish a sales, marketing and distribution infrastructure in anticipation of commercializing of any product candidates for which we may obtain marketing approval and intend to commercialize on our own or jointly;
•hire additional clinical, medical and development personnel;
•expand our infrastructure and facilities to accommodate our growing employee base; and
•maintain, expand and protect our intellectual property portfolio.
Our primary uses of capital are, and we expect will continue to be, compensation and related expenses, clinical costs, external research and development services, laboratory and related supplies, legal and other regulatory expenses, and administrative and overhead costs. Our future funding requirements will be heavily determined by the resources needed to support development of our product candidates.

Based on our current clinical development plans, we believe our forecasted cash will be sufficient to fund our current and planned operating expenses and capital expenditure requirements for at least the next twelve months from the date of this Report. We have based these estimates on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect. If we receive regulatory approval for our other product candidates, we expect to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution, depending on where we choose to commercialize. We may also require additional capital to pursue in-licenses or acquisitions of other product candidates.
Because of the numerous risks and uncertainties associated with research, development and commercialization of pharmaceutical product candidates, we are unable to estimate the exact amount of our working capital requirements. Our future funding requirements will depend on and could increase significantly as a result of many factors, including:
•the scope, progress, outcome and costs of our clinical trials and other research and development activities;
•the costs, timing, receipt and terms of any marketing approvals from applicable regulatory authorities;
•the costs of future activities, including product sales, medical affairs, marketing, manufacturing and distribution, for any of our product candidates for which we receive marketing approval;
•the revenue, if any, received from commercial sale of our products, should any of our product candidates receive marketing approval;
•the costs and timing of hiring new employees to support our continued growth;
•the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims; and
•the extent to which we in-license or acquire additional product candidates or technologies.
Until such time, if ever, that we can generate product revenue sufficient to achieve profitability, we expect to finance our cash needs through equity offerings, reimbursable U.K. research and development tax credits and receipts from the U.K. RDEC Scheme, out-licensing arrangements, strategic collaboration and financing agreements. To the extent that we raise additional capital through the sale of equity, the ownership interest of existing shareholders will be diluted. If we raise additional funds through other third-party funding, collaborations agreements, strategic alliances, licensing arrangements or marketing and distribution arrangements, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market products or product candidates that we would otherwise prefer to develop and market ourselves.
Critical Accounting Policies and Significant Judgments and Estimates
Our management's discussion and analysis of our financial condition and results of operations is based on our unaudited condensed consolidated financial statements, which we have prepared in accordance with generally accepted accounting principles in the United States, "U.S. GAAP". The preparation of our unaudited condensed consolidated financial statements and related disclosures requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, costs and expenses, and the disclosure of contingent assets and liabilities in our unaudited condensed consolidated financial statements. We base our estimates on historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.
There have been no material changes to our critical accounting policies from those described in "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in our Annual Report.

JOBS Act
The Jumpstart Our Business Startups Act, or the JOBS Act, provides that, among other things, an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. As an emerging growth company, we have irrevocably elected not to take advantage of the extended transition period afforded by the JOBS Act for implementation of new or revised accounting standards and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth public companies.
We also currently rely on other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, we are not required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b), (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), or (iv) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.
These exemptions will apply until December 31, 2023 or until we no longer meet the requirements of being an emerging growth company, whichever is earlier.

Recent Accounting Pronouncements Not Yet Adopted
A description of recently issued accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 2, “Summary of Significant Accounting Policies,” to our unaudited condensed consolidated financial statements included in Exhibit 99.1 of this Report on Form 6-K.